October 17, 2018

Chandler Bigelow
Executive Vice President and Chief Financial Officer
Tribune Media Company
515 North State Street
Chicago, IL 60654

       Re: Tribune Media Company
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Response Dated September 7, 2018
           File No. 001-08572

Dear Mr. Bigelow:

        We have reviewed your September 7, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 23, 2018 letter.

Form 10-Q For the Quarterly Period Ended June 30, 2018

Financial Statements
Note 1: Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 13

1. We note your response to our comment letter dated August 23, 2018. Please revise your future filings to clarify that you recognize revenue on your advertising contracts with guarantees based on the proportion of audience member views delivered in relation to the total guaranteed audience member views in the contract. Please also revise to explain, as you do in your response, how you address scenarios where the guaranteed number of
 Chandler Bigelow
Tribune Media Company
October 17, 2018
Page 2
         audience views is not achieved through the initial package of advertisements. Please refer to ASC 606-10-50-12.
        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French,
Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel, Assistant Director at
(202) 551-3810 with any other questions.



FirstName LastNameChandler Bigelow                            Sincerely,
Comapany NameTribune Media Company
                                                              Division of
Corporation Finance
October 17, 2018 Page 2                                       Office of
Telecommunications
FirstName LastName